# ReliaStar Life Insurance Company
## and its
## Separate Account N

# ING ENCORE/ING ENCORE FLEX

## Supplement dated October 10, 2012 to the Contract Prospectus dated April 30, 2012, as amended.

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The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

## IMPORTANT INFORMATION REGARDING THE ING THORNBURG VALUE PORTFOLIO

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Thornburg Value Portfolio.*

**Effective on the close of business on or about November 16, 2012,** the ING Thornburg Value Portfolio will be renamed ING Growth and Income Core Portfolio. Accordingly, on that date all references to "ING Thornburg Value Portfolio" appearing in the Contract Prospectus are to be deleted and replaced with "ING Growth and Income Core Portfolio" (the "Portfolio").

Additionally, the ING Thornburg Value Portfolio's investment objective, appearing in the fund appendix of the Contract Prospectus, is to be deleted and replaced with the following objective:

- Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

**From the close of business on or about November 16, 2012, through the close of business on or about November 30, 2012,** the Portfolio will be managed by a transition manager in preparation for a subadviser change from Thornburg Investment Management, Inc. to ING Investment Management Co. LLC. Effective on or about November 30, 2012, ING Investment Management Co. LLC will begin managing the Portfolio under an interim subadvisory agreement. Subject to shareholder approval, a new permanent subadvisory agreement with ING Investment Management Co. LLC will be effective on or about February 27, 2013. The fund appendix of the Contract Prospectus is to be revised accordingly.

## MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting your local representative or by writing or calling the Company at:

ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050

1-877-884-5050

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.